SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013 (Report No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

The first sentence in the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: April 30, 2013

Press Release

For Immediate Release

On Track Innovations Ltd. Appoints New Chairman of Board of Directors

Rosh Pina, Israel, April 30, 2013 - On Track Innovations Ltd. (“OTI”) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, eID Systems and other applications, today announced that the board of directors has elected Dimitrios Angelis to serve as its chairman and to replace Oded Bashan, who retains a seat on the board.  Mr. Angelis brings a wealth of strategic, legal and business acumen to the chairmanship. He has over a decade of experience as an accomplished attorney, negotiator, and general counsel to public as well as private companies.

Mr. Angelis’ appointment as chairman marks the start of a new chapter for On Track Innovations ("OTI").   The Board will aggressively pursue value for shareholders through each of its operating units and also through its patents and intellectual property.

The board believes a level of legal sophistication is needed to more aggressively maximize the financial benefit to shareholders of its patents and intellectual property. The board anticipates there will be several upcoming complex negotiations for licensing arrangements and potentially some legal actions to protect OTI's patent rights.

On May 7th and 9th, OTI will be involved in Markman Claim Construction Hearings in U.S. District Court in New York where OTI is a plaintiff alleging patent infringement. OTI will continue to protect its intellectual property and will push to maximize the value that OTI delivers to each of its shareholders.

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About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, forward-looking statements include statements regarding OTI’s board’s plans to look for ways and successfully implement them to maximize the financial benefit to OTI’s shareholders taking advantage of OTI’s patents and intellectual property and the potential entry into licensing arrangements with respect to OTI’s patents and the potential of successfully taking legal actions to protect OTI's patent rights.  Forward-looking statements could be impacted by market acceptance of new and existing products and OTI’s ability to actually execute production or delivery of such orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of OTI’s website mentioned above is not part of this press release.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com